UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated May 18, 2017: Safe Bulkers, Inc. Reports First Quarter 2017 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2017

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports First Quarter 2017 Results

Monaco – May 18, 2017 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three month period ended March 31, 2017.

Summary of First Quarter 2017 Results

•

Net revenue for the first quarter of 2017 increased by 35% to $33.3 million from $24.7 million during the same period in 2016.

•

Net loss for the first quarter of 2017 was $3.3 million as compared to $17.8 million, during the same period in 2016. Adjusted net loss1 for the first quarter of 2017 was $3.4 million as compared to $14.4 million, during the same period in 2016.

•

EBITDA2for the first quarter of 2017 increased to $15.4 million compared to $0.3 million during the same period in 2016. Adjusted EBITDA3 for the first quarter of 2017 increased to $15.2 million from $3.8 million during the same period in 2016.

•

Loss per share4 and Adjusted loss per share4 for the first quarter of 2017 were $0.07 and $0.07 respectively, calculated on a weighted average number of shares outstanding of 99,284,181, compared to a Loss per share of $0.25 and Adjusted loss per share of $0.21 during the same period in 2016, calculated on a weighted average number of shares outstanding of 83,542,291.

——————————————————

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency. See Table 1.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 1.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/( loss) on derivatives and gain/(loss) on foreign currency. See Table 1.

4 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income/(loss) and Adjusted  Net income/(loss) less preferred dividend divided by the weighted average number of shares respectively. See Table 1.

Exchange Offer for Series B Preferred Shares

In April 2017, the Company concluded an exchange offer (the “Exchange Offer”) for any and all of its outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series B Preferred Shares”). Pursuant to the Exchange Offer, the Company accepted for purchase the 1,106,254 Series B preferred Shares that were validly tendered and not withdrawn, representing74.46% of the Series B Preferred Shares outstanding prior to the completion of the Exchange Offer. In the aggregate, the Exchange Offer resulted in a cash payment of $24.9 million and the issuance of 2,212,508 shares of common stock to holders of validly tendered and accepted Series B Preferred Shares. As of May 12, 2017, 379,514 Series B Preferred Shares, with an aggregate face value of $9.5 million, remain outstanding.

Fleet and Employment Profile

In January 2017, the Company took delivery of Pedhoulas Rose (Hull No. 1146), a 82,000 dwt, newbuild Kamsarmax class vessel. The delivery installment of $17.4 million was financed by a pre-agreed sale and leaseback arrangement of $24.8 million, which enhanced our liquidity. The lease period is 10 years, with a net daily bareboat charter rate of $6,500, with a purchase obligation for the Company at the end of the 10th year at a price of $14.5 million. The arrangement also includes purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and at predetermined purchase prices. The Company has determined that this sale and leaseback arrangement is a financing transaction, and therefore, the vessel’s cost was recorded under fixed assets and will be depreciated over the vessel’s useful life, and the sale proceeds were recorded as debt on the Company’s balance sheet.

In January 2017, the Company took delivery of Hull No. 1551, a 81,600 dwt, newbuild Kamsarmax class vessel which was subsequently sold to our Chief Executive Officer and Chairman of our Board of Directors, Polys Hajioannou, pursuant to a previously disclosed agreement which had been evaluated and approved by a Special Committee of the Company’s Board of Directors, which committee was wholly comprised of independent members of the Board and advised by independent counsel. The commission of 1% of the contract price payable to the related party management company with respect to the newbuild, was waived in the Company’s favor.

As of May 12, 2017, our operational fleet was comprised of 38 drybulk vessels with an average age of 6.9 years and an aggregate carrying capacity of 3.4 million dwt. Our fleet consists of 14 Panamax class vessels, nine Kamsarmax class vessels, 12 post- Panamax class vessels and three Capesize class vessels, all built 2003 onwards. Taking into account our last contracted drybulk newbuild Kamsarmax class vessel, scheduled for delivery in 2018, our fleet will be comprised of 39 vessels, 11 of which will be eco-design vessels, with an aggregate carrying capacity of 3.5 million dwt, assuming no additional vessel acquisitions or disposals.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of May 12, 2017:

Vessel Name	DWT	Year Built[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Panamax
Maria	76,000	2003	Japan	6,500	Aug 2016 – Feb 2018
Koulitsa	76,900	2003	Japan	7,500[4]	Jan 2017 – Apr 2018
Paraskevi	74,300	2003	Japan	7,400	Apr 2017 – Jun 2018
Vassos	76,000	2004	Japan	7,500[5]	Jan 2017 – Mar 2018
Katerina	76,000	2004	Japan	7,500	Apr 2017 – Jun 2018
Maritsa	76,000	2005	Japan	6,750	Jul 2016 – Jul 2017
Efrossini	75,000	2012	Japan	8,500	Feb 2017 – Aug 2017
Zoe	75,000	2013	Japan	6,200[6]	Aug 2016 – Nov 2017
Kypros Land	77,100	2014	Japan	10,500	Feb 2017 – May 2017
Kypros Sea	77,100	2014	Japan	9,000	Dec 2016 – Jun 2017
Kypros Bravery	78,000	2015	Japan	7,500	Sep 2016 – May 2018
Kypros Sky	77,100	2015	Japan	9,100	Dec 2016 – Feb 2018
Kypros Loyalty	78,000	2015	Japan	6,250	Jun 2016 – Sep 2017
Kypros Spirit	78,000	2016	Japan	11,750	Apr 2017 – Jul 2017
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	6,000	Jun 2016 – Sep 2017
Pedhoulas Trader	82,300	2006	Japan	6,200 11,600	Jul 2016 – Sep 2017 Sep 2017 – Aug 2018
Pedhoulas Leader	82,300	2007	Japan	10,550	Mar 2017- Dec 2017
Pedhoulas Commander	83,700	2008	Japan	6,250	Jan 2016 – May 2017
Pedhoulas Builder [7]	81,600	2012	China	8,400[8]	Apr 2017 – Jun 2018
Pedhoulas Fighter [7]	81,600	2012	China	6,100	Feb 2016 – May 2017
Pedhoulas Farmer [7]	81,600	2012	China	10,675	Mar 2017 – Dec 2017
Pedhoulas Cherry [7]	82,000	2015	China	6,600	Apr 2017 – Oct 2018
Pedhoulas Rose [7]	82,000	2017	China	8,500[9]	Jan 2017 – Mar 2018
Post-Panamax
Marina	87,000	2006	Japan	8,500	May 2017 – June 2017
Xenia	87,000	2006	Japan	10,000[10]	Feb 2017 – Jun 2018
Sophia	87,000	2007	Japan	7,250	Apr 2016 – Nov 2018
Eleni	87,000	2008	Japan	9,750	Feb 2017 – Sep 2017
Martine	87,000	2009	Japan	14,000	Apr 2017 – Jun 2017
Andreas K	92,000	2009	South Korea	7,884	May 2017 – May 2017
Panayiota K	92,000	2010	South Korea	15,500	Apr 2017 – May 2017
Venus Heritage	95,800	2010	Japan	8,600	Feb 2017 – Nov 2017
Venus History	95,800	2011	Japan	8,850	Feb 2017 – Oct 2017
Venus Horizon	95,800	2012	Japan	7,600	May 2017 – Jun 2017
Troodos Sun	85,000	2016	Japan	12,731	May 2017 – Jul 2017
Troodos Air	85,000	2016	Japan	11,350[11]	Mar 2017 – Jul 2018
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 – Dec 2021
Lake Despina	181,400	2014	Japan	24,376[12]	Jan 2014 – Jan 2024
Total dwt of existing fleet	3,421,800

Hull Number	DWT	Expected delivery[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Kamsarmax
Hull 1552	81,600	H1 2018	Japan
Total dwt of orderbook	81,600

1)

For existing vessels, the year represents the year built. For newbuilds, the dates shown reflect the expected delivery date.

2)

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

3)

The date listed represents either the actual start date or, in the case of a contracted charter that had not commenced as of May 12, 2017, the scheduled start date.  The actual start date and redelivery date may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,000.

5)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,000.

6)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 15 months period at a gross daily charter rate of $8,200.

7)

Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

8)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,900.

9)

The charter agreement grants the charterer the option to extend the period time charter for an additional 11 to 14 months period at a gross daily charter rate of $10,000.

10)

The charter agreement grants the charterer the option to extend the period time charter for an additional 12 to 16 months period at a gross daily charter rate of $12,500.

11)

The charter agreement grants the charterer the option to extend the period time charter for an additional 12 to 16 months period at a gross daily charter rate of $12,500.

12)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged.  The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

The contracted employment of fleet ownership days as of May 12, 2017 was:

2017 (remaining)	67%
2017 (full year)	79%
2018	24%
2019	8%

Order book, capital expenditure requirements and liquidity as of May 12, 2017

The remaining order book of the Company consisted of one newbuild vessel, Hull No. 1552, which is scheduled to be delivered in 2018.

The Company’s remaining capital expenditure requirements amounted to $31.9 million, consisting of $4.6 million payable in 2017 and $27.3 million payable in 2018.

We have agreed to finance Hull No. 1552 by issuing $16.9 million of preferred equity of one of our wholly-owned subsidiaries to an unaffiliated investor in 2018.

We had liquidity of $92.8 million, consisting of $80.6 million in cash and bank time deposits and $12.2 million in restricted cash, in addition to $16.9 million of preferred equity financing and the capacity to borrow against one unencumbered vessel.

Dividend Policy

The Board of Directors of the Company has not declared a dividend on the Company’s common stock for the first quarter of 2017. The Company had 101,503,155 shares of common stock issued and outstanding as of May 12, 2017.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, commented: ‘‘Our net revenues increased by 35% reflecting the improved market conditions during the first quarter of 2017, resulting in a substantial decrease of our net loss compared to the same period last year. As our liquidity position has improved, we completed an exchange offer in April for approximately $27.7 million in face value of our 8% Series B Preferred Shares, reducing our future financial obligations with respect to preferred dividend payments.’’

Conference Call

On Friday, May 19, 2017 at 9:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until May 26, 2017 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2017 Results

Net loss for the first quarter of 2017 decreased to $3.3 million compared to net loss of $17.8 million during the same period in 2016, mainly due to the following factors:

Net revenues: Net revenues increased by 35% to $33.3 million for the first quarter of 2017, compared to $24.7 million for the same period in 2016, mainly due to an increase in charter rates and to a lesser extent an increase in the average number of vessels. The Company operated 37.82 vessels on average during the first quarter of 2017, earning a TCE6 rate of $9,417, compared to 36.36 vessels and a TCE rate of $6,355 during the same period in 2016.

Voyage expenses: Voyage expenses decreased to $1.5 million for the first quarter of 2017 compared to $3.8 million for the same period in 2016, mainly due to a decrease in vessel repositioning expenses as a result of improved market conditions.

Vessel operating expenses: Vessel operating expenses remained stable at $12.2 million for the first quarter of 2017, compared to $12.1 million for the same period in 2016, while the average number of vessels increased by 4% to 37.82 vessels, from 36.36 vessels respectively. Vessel operating expenses for the first quarter of 2017 and 2016 include the cost of two dry dockings, one of which was partially expensed in December 2016, compared to one during the same period in 2016.

Loss on sale of assets: Loss on sale of assets amounted to $0.1 million for the first quarter of 2017, compared to a loss of $2.75 million for the same period in 2016, as a result of the sale of the Hull No. 1551 and the sales of the vessels Kypros Unity and Stalo, respectively.

Depreciation: Depreciation increased to $12.6 million for the first quarter of 2017, compared to $11.9 million for the same period in 2016, as a result of the increase in the average number of vessels operated by the Company during the first quarter of 2017.

Loss/Gain on derivatives: Gain on derivatives was $ 0.1 million in the first quarter of 2017, compared to a loss of $1.0 million for the same period in 2016 , as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge part of the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts was 0.9 years as of March 31, 2017.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Interest expenses: Interest expense increased to $5.7 million for the first quarter of 2017 compared to $4.8 million for the same period in 2016, as a result of the increase in the weighted average interest rate of our loans and credit facilities.

Daily vessel operating expenses7: Daily vessel operating expenses reduced by 2% to $3,596 for the first quarter of 2017 compared to $3,653 for the same period in 2016.

Daily general and administrative expenses7: Daily general and administrative expenses, which include management fees payable to our Managers8 and daily costs incurred in relation to our operation as a public company, were reduced by 4% to $1,156 for the first quarter of 2017, compared to $1,201 for the same period in 2016.

————————————

6 Time charter equivalent rate, or TCE rate, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during such period.

7 See Table 2.

8  Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

                          Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended March 31,
	2016	2017
REVENUES:
Revenues	25,628	34,663
Commissions	(928)	(1,336)
Net revenues	24,700	33,327
EXPENSES:
Voyage expenses	(3,791)	(1,452)
Vessel operating expenses	(12,089)	(12,242)
Depreciation	(11,866)	(12,640)
General and administrative expenses	(3,975)	(3,935)
Loss on sale of assets	(2,750)	(120)
Other operating expense	-	(475)
Operating (loss)/income	(9,771)	2,463

OTHER (EXPENSE) / INCOME:
Interest expense	(4,821)	(5,701)
Other finance costs	(1,086)	(49)
Interest income	137	136
(Loss) /gain on derivatives	(963)	101
Foreign currency gain	299	195
Amortization and write-off of deferred finance charges	(1,580)	(399)
Net loss	(17,785)	(3,254)
Less Preferred dividend	3,515	3,493
Net loss available to common shareholders	(21,300)	(6,747)
Loss per share basic and diluted	(0.25)	(0.07)
Weighted average number of shares	83,542,291	99,284,181

	Three Months Period Ended March 31,
	2016	2017
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash (used in)/provided by operating activities	$(1.8)	$10.2
Net cash provided by/(used in) investing activities	45.6	(7.4)
Net cash (used in)/provided by financing activities	(58.4)	15.4
Net (decrease)/increase in cash and cash equivalents	(14.6)	18.2

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2016	March 31, 2017
ASSETS
Cash, restricted cash and time deposits	94,813	102,780
Other current assets	16,195	16,370
Vessels, net	1,038,719	1,056,901
Advances for vessel acquisition and vessels under construction	13,007	-
Restricted cash non-current	10,002	9,151
Other non-current assets	1,017	924
Total assets	1,173,753	1,186,126

LIABILITIES AND EQUITY
Other current liabilities	11,602	12,447
Current portion of long-term debt, net	12,177	12,115
Long-term debt, net	569,781	588,862
Other non-current liabilities	1,657	1,000
Shareholders’ equity	578,536	571,702
Total liabilities and equity	1,173,753	1,186,126

TABLE 1

RECONCILIATION OF ADJUSTED NET LOSS, EBITDA, ADJUSTED EBITDA AND ADJUSTED LOSS PER SHARE

	Three-Months Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2016	2017
Net loss - Adjusted Net loss
Net loss	(17,785)	(3,254)
Plus Loss on sale of assets	2,750	120
Plus Loss/(gain) on derivatives	963	(101)
Less Foreign currency gain	(299)	(195)
Adjusted Net loss	(14,371)	(3,430)

EBITDA - Adjusted EBITDA
Net loss	(17,785)	(3,254)
Plus Net Interest expense	4,684	5,565
Plus Depreciation	11,866	12,640
Plus Amortization	1,580	399
EBITDA	345	15,350
Plus Loss on sale of assets	2,750	120
Plus Loss/(gain) on derivatives	963	(101)
Less Foreign currency gain	(299)	(195)
ADJUSTED EBITDA	3,759	15,174

Loss per share
Net loss	(17,785)	(3,254)
Less Preferred dividend	3,515	3,493
Net loss available to common shareholders	(21,300)	(6,747)
Weighted average number of shares	83,542,291	99,284,181
Loss per share	(0.25)	(0.07)

Adjusted Loss per share
Adjusted Net Loss	(14,371)	(3,430)
Less Preferred dividend	3,515	3,493
Adjusted Net loss available to common shareholders	(17,886)	(6,923)
Weighted average number of shares	83,542,291	99,284,181
Adjusted Loss per share	(0.21)	(0.07)

EBITDA, Adjusted EBITDA, Adjusted Net loss and Adjusted loss per share are not recognized measurements under US GAAP.

-

EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

-

Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

-

Adjusted Net loss represents Net loss before loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

-

Adjusted loss per share represent Adjusted Net loss less preferred dividend divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net loss and Adjusted loss per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us.

The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net loss and Adjusted loss per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net loss generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted Earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA,  Adjusted EBITDA, Adjusted Net Loss  should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA Adjusted Net income/(loss) and Adjusted Earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted Earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net Loss  and Adjusted Loss per share  should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended March 31,
	2016	2017

FLEET DATA
Number of vessels at period’s end	36	38
Average age of fleet (in years)	6.10	6.75
Ownership days (1)	3,309	3,404
Available days (2)	3,290	3,385
Operating days (3)	3,165	3,333
Fleet utilization (4)	95.6%	97.9%
Average number of vessels in the period (5)	36.36	37.82

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$6,355	$9,417
Daily vessel operating expenses (7)	$3,653	$3,596
Daily general and administrative expenses (8)	$1,201	$1,156

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period.

(8)

Daily general and administrative expenses include daily management fees payable to our Manager and costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357  25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com